UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

London, 21 February 2013
CSR PLC UNAUDITED RESULTS FOR THE FOURTH QUARTER AND AUDITED RESULTS FOR THE 52 WEEKS ENDED 28 DECEMBER 2012

Record full year revenues and underlying gross margin.

Full year dividend increased by 15%. $50 million buyback proposed.

Expect good growth in Core revenues for 2013.

CSR plc (“CSR” and “the Company”) and subsidiaries (“the Group”) today report fourth quarter results for the 13 weeks to 28 December 2012 and full year results for the 52 weeks to 28 December 2012:

Fourth Quarter Financial Summary	Underlying*		IFRS
	Q4 2012	Q4 2011	Q4 2012	Q4 2011
Revenue	$249.2m	$244.0m	$249.2m	$244.0m
Gross margin	49.9%	51.0%	48.6%	43.7%
Gain on disposal of development operations	—	—	$127.2m	—
Operating profit (loss)	$15.3m	$0.6m	$117.5m	($50.6m	)
Profit (loss) for the period	$10.3m	($4.9m )	$64.7m	$19.3m
Diluted earnings (loss) per share	$0.05	($0.02)	$0.32	$0.10
Net cash from operating activities	$20.9m	($11.0m )	$20.9m	($11.0m	)
Cash, cash equivalents, treasury deposits and investments	$333.3m	$277.8m	$333.3m	$277.8m

Full Year Financial Summary	Underlying*		IFRS
	2012	2011	2012	2011
Revenue	$1,025.4m	$845.2m	$1,025.4m	$845.2m
Gross margin	50.8%	49.8%	49.6%	45.5%
Gain on disposal of development operations	—	—	$127.2m	—
Operating profit (loss)	$74.0m	$49.2m	$107.9m	($48.4m	)
Profit for the period	$55.4m	$36.8m	$51.2m	$33.9m
Diluted earnings per share	$0.27	$0.20	$0.25	$0.19
Net cash from operating activities	$73.9m	$12.6m	$73.9m	$12.6m
Cash, cash equivalents, treasury deposits and investments	$333.3m	$277.8m	$333.3m	$277.8m

*	Underlying results are based on International Financial Reporting Standards, adjusted for amortisation of intangibles, fair value adjustments to inventory, share option charges, acquisition fees, integration & restructuring costs, litigation settlements, patent settlements, gain on disposal of development operations, other operating income, option premium for options on tender offer, the unwinding of discount on litigation settlements, the loss on close period share buybacks, the deferred tax effect of change in UK tax rate, the movement in uncertain tax positions and the recognition of tax losses brought forward. Please refer to the supplementary information for a reconciliation of IFRS to underlying measures on pages 31 and 32.

•	Q4 2012 Financial performance:

•	Revenue of $249.2m (Q4 2011: $244.0m), Core revenue $155.6m increased 7% year-on-year (Q4 2011: $145.6m),

•	Increased underlying Core gross margin of 59.2% (Q4 2011: 55.8%),

•	IFRS operating profit of $117.5m (Q4 2011: loss of $50.6m) mainly due to the Samsung transaction,

•	Underlying operating profit of $15.3m (Q4 2011: $0.6m).

•	Momentum in platform strategy, with platform revenue 58% of reported revenues (Q4 2011: 56%):

•	CSR Bluetooth® Smart solution utilised in One Key wireless smartphone remote control from LG Electronics,

•	Introduced Sonata, CSR’s first consumer Wi-Fi® streaming DLNA networked audio processor, at CES in January 2013.

•	Continued technical innovation:

•	Announced latest version of IPS™ Universal Print Interpreter software with support for new Apple and Google print protocols,

•	Extended reach of aptX® low latency codec to gaming and automotive markets adding 22 aptX licencees during the quarter for a total of 120 at 28 December 2012,

•

Winner of two industry awards: SiRFstarV™ and SiRFusion™ location technologies honoured by CES in Best of Innovation Design and Innovation Awards category; also named “Outstanding EMEA Semiconductor Company” by the Global Semiconductor Alliance (GSA).

•	Dividend and buyback:

•

Proposed final dividend of $0.08 per ordinary share (2011: $0.071), representing a dividend of $0.118 per ordinary share for the financial year (2011 $0.103), an increase of 15% on 2011 full year dividend,

•	Intention to return $50 million via buyback.

Joep van Beurden, Chief Executive Officer, said: “2012 has seen CSR accelerate its transformation, becoming a leader in integrated and differentiated technology platforms in several growing market segments. We delivered record revenues and underlying gross margins and ended the year with another good quarter with revenues at the top end of our guidance and increased underlying profits. The growth of our Core business has been especially pleasing with strong growth in Voice & Music and a solid performance by Auto.

“During the quarter, we successfully completed our tender offer and returned $285 million to our shareholders. We have ended the year with $333.3 million in cash and cash equivalents. Given the strength of our financial position, our confidence in future prospects and our focus on delivering returns to shareholders, the Board is recommending a final dividend of $0.08 per ordinary share, implying a full year increase of 15% year-on-year. In addition, we are proposing to return $50 million to shareholders via a share buyback.

“In 2013, we will continue to invest to develop our platforms in our five chosen markets of Auto, Voice & Music, Imaging, Bluetooth Smart and Indoors Location, which we believe hold good growth potential.

“Overall, our business continues to perform well, with continued strength in stereo Voice & Music. In addition, mono audio revenue growth in China driven by the enforcement of hands-free driving legislation and greater resilience in our Legacy business, is resulting in greater than expected revenues in the short term.”

OUTLOOK

We expect first quarter revenues to be in the range of $215 million to $235 million.

Notes to Financial Summary Tables

Non-GAAP Disclosure: Although International Financial Reporting Standards (“IFRS”) disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying line item disclosure. CSR believes that these underlying items (in particular, underlying gross profit, underlying gross margin, underlying cost of sales, underlying R&D expenditure, underlying SG&A expenditure, underlying operating profit, underlying operating margin, underlying finance (expense) income, underlying profit before tax, underlying tax, underlying profit for the period and underlying diluted earnings per share derived therefrom) provide additional information on underlying trends that is useful to investors. Management uses these underlying measures, along with the most directly comparable IFRS financial measures, to assess CSR’s operating performance and value creation. These underlying measures form the basis for management’s performance targets and resource allocation decisions, and are also used to determine and manage the long term growth of the business. We present and discuss these underlying measures in order to: (a) provide consistency with the way management views the business and discuss performance with investors; (b) ensure that the measures are fully understood in the light of how CSR manages the business; (c) properly define the metrics used and confirm their calculation; (d) share the metrics with all investors at the same time; (e) assist investors in their assessment of the long-term value of CSR; and (f) assist investors in understanding management decisions. The term “underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies. Underlying measures should not be considered in isolation from, as substitutes for, or as superior measures to, IFRS measures. A reconciliation of each underlying measure to the most comparable IFRS measure is provided as part of the Supplementary Information, from pages 31 and 32.

CSR plc	FTI Consulting
Joep van Beurden, Chief Executive Officer	James Melville-Ross
Will Gardiner, Chief Financial Officer	Jon Snowball
Jeffery Torrance, VP Investor Relations	Tel: +44 (0) 20 7831 3113
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000

UK conference call and presentation	9.00 am GMT, 21 February 2013
Location:	JP Morgan Cazenove, Holborn Bars, 138-142 Holborn, London EC1N 2NQ
Details of the live audio webcast and audio call:	UK Toll Free: 0808 237 0026 USA and Canada Toll Free: +1 866 928 6048 Rest of the world: +44 20 3426 2845
Replay:	UK Toll Free: 0800 237 0026 Access Code: 636349# +44 20 3426 2807 (outside the UK)
Details:	Also available on the CSR website* - http://www.csr.com/Q4-2012-webcast-uk

*	The information on our website is not incorporated by reference into this report.

The first quarter 2013 results are expected to be announced on 8 May 2013.

Executing Against our Strategy

Our strategy focuses on targeting our chosen end markets with integrated and differentiated technology platforms, with the goal of achieving sustainable growth with higher margins and returns. We currently develop enhanced and connected platforms in Voice & Music, Auto and Consumer, where we believe we have a strong position.

We take a disciplined approach to capital allocation, investing in markets where we see prospects for revenue growth.

We believe we continue to execute well against our strategy. We saw growth in Core revenues, with Q4 2012 revenues of $155.6 million (Q4 2011: $145.6 million) representing a 7% year-on-year increase and Core underlying gross margins increasing to 59.2% (Q4 2011: 55.8%). Core revenues were $138.9 million in Q1 2012, $179.0 million in Q2 2012 and $187.7 million in Q3 2012.

In the fourth quarter, our platform-related business comprised approximately 58% of our revenues (Q4 2011: 56%). We experienced stronger than expected Legacy revenues in Q4 2012 due to handset Wi-Fi demand in China.

Operating Results

Gross margin in Q4 2012 was 48.6% (Q4 2011: 43.7%), an increase from 2011 when the IFRS gross margin was suppressed by acquisition adjustments from the Zoran acquisition in 2011. Overall underlying gross margins fell from 51.0% in Q4 2011 to 49.9% in Q4 2012 due to a decline in Legacy underlying gross margin to 34.5% (Q4 2011: 44.0%), caused by competitive pressures in the DVD and handset component areas.

Our underlying operating expense in Q4 2012 was $109.1 million (Q4 2011: $123.9 million), with R&D costs of $66.7 million (Q4 2011: $72.7 million) and SG&A costs of $42.4 million (Q4 2011: $51.2 million). Our IFRS operating expense was $130.8 million (Q4 2011: $157.2 million). Q4 2012 R&D costs and SG&A costs fell year-on-year mainly due to the Samsung transaction and cost reduction initiatives. Q4 2012 SG&A costs included higher than expected costs associated with our employee incentive programmes.

We continue to expect 2013 underlying operating costs to be between $390 million - $410 million, a decrease from $446 million in 2012, reflecting savings from the Samsung transaction and strict cost management.

In Q4 2012, we recognised a gain of $127.2 million due to the Samsung transaction, recognised $10.4 million in share option charges and agreed a litigation settlement of $7.5 million. These were included in arriving at the reported IFRS profit and represented the three main differences between IFRS operating profits and underlying operating profits.

Transaction with Samsung

On 17 July 2012, CSR entered into a conditional binding agreement with Samsung (the “Transaction Agreement”) for the transfer of CSR’s development operations in handset connectivity and handset location, including 311 people, together with certain rights over CSR’s technology in these areas, for a consideration of $310 million in cash. In addition to the cash consideration, on completion of the transaction, Samsung invested $34.4 million in return for new ordinary shares in CSR representing 4.9% of the issued capital of the Company at 16 July 2012, at a price of 223 pence per ordinary share.

Under the Transaction Agreement, legacy handset connectivity and legacy handset location products and revenue remain with CSR. The transaction with Samsung was completed on 4 October 2012.

Tender Offer and Proposed Buyback

At the time we announced the terms of the transaction with Samsung for the disposal of our handset connectivity and handset location businesses, we informed shareholders of our intention to return the net proceeds in the form of a tender offer. On 30 November 2012, the tender offer, which was over-subscribed, was successfully completed and the Company repurchased approximately 49 million ordinary shares (including ordinary shares represented by American Depositary Shares) at 360 pence per share, with a pro-rata return to shareholders who had tendered of approximately 89% of their tendered shares. We now have approximately 166 million ordinary shares in issue, a reduction in share count of approximately 23% from immediately prior to the tender offer.

Since our first share buyback in Q3 2010, CSR has returned $416.4 million to shareholders via share buybacks, dividend payments and the tender offer.

We remain strongly cash generative and also benefited from working capital movements, ending the year with cash of $333.3 million, post the Samsung transaction and the tender offer. The Board is committed to maximising shareholder value and regularly reviews the efficiency of its balance sheet and the expected ongoing cash requirements of the business. In light of this, the Board has concluded a share buyback of $50 million is appropriate, which it intends to commence shortly after the requisite shareholder authority has been obtained. The Company will be seeking a general authority for the proposed share buyback from its shareholders at a general meeting to be scheduled as soon as practicable. The Board believes the proposed share buyback will result in an increase in earnings per share and is in the best interests of shareholders generally.

Tax Rate

In Q4 2012, we had an underlying tax charge of $3.8 million, representing a tax rate of 27%, and an IFRS tax charge of $48.8 million. Our underlying effective tax rate for the full year in 2012 was 23.6%, which was higher than previously forecast, due to the change in geographic profit mix in Q4 2012. Our ongoing effective tax rate is expected to be similar in FY 2013 to the FY 2012 charge of 23.6%. We expect this rate to decline in 2014 primarily due to the Patent Box tax regime in the UK.

Cash tax in 2012 was a net payment of $0.9 million. We continue to expect cash tax payments in 2013 and 2014 to be minimal.

Progress on Platforms

The Company has two business groups reflecting its new structure post the Samsung transaction; Core, which has three business lines - Auto, Consumer and Voice & Music; and Legacy Products Group. Auto contains our Automotive and PND businesses, while Voice & Music comprises our mono and stereo audio businesses. Consumer contains our Camera, Gaming, Document Imaging, Indoors Location, Bluetooth® Smart and Other Consumer businesses.

Our long-standing strategy is to focus on end markets with growth potential where we have leading positions with integrated and differentiated technology platforms. We believe that this will enable us to achieve sustainable growth with higher margins and returns, as platforms are more complex and sophisticated than individual components, and generally contain broad functionality which enhances our customers’ end products.

In our Auto business area, we are shipping our next-generation SiRFprimaII™ 40nm automotive infotainment and navigation platform and we have a growing pipeline of Tier One automotive in-dash design wins for this platform product. Several of the previously reported design wins for our autograde Wi-Fi® are ramping into volume production with a number of customers, and as a result we expect autograde Wi-Fi to be a strong contributor to growth in Auto in 2013.

During Q4 2012, we announced the CSR8350™ Bluetooth audio solution, which incorporates our aptX® audio technology, to the automotive market. It integrates three elements of a typical auto infotainment system; dual-mode Bluetooth 4.0 wireless connectivity, wideband speech (also known as HD Voice) and a new on-chip A2DP (analogue-to-digital) stream decoding.

In our Voice & Music business line, we continued our market leadership in the area of Bluetooth stereo audio. We had good design win traction in the audio area, with a number of customer product launches in the fourth quarter of the year, including GN Netcom, LGE and Motorola. This is contributing to continuing growth for streaming audio via Bluetooth. We had around 350 SIG (Bluetooth special interest group) stereo end product listings in the quarter, compared to around 300 stereo SIG listings for Q3 2012.

We are also experiencing volume increase in the mono audio segment as hands-free driving legislation is being more strictly enforced in China. Based on previous experience, we expect the impact of hands-free driving legislation on our revenues to be short-term.

We have experienced continued good adoption for our market-leading aptX® audio codec technology, with 23 licensee agreements signed during Q4, including LG and SMS Audio, taking the total to 120 at 28 December 2012. We have also seen significant end product launches featuring aptX, with around 30 new aptX enabled products launched during the quarter from companies including Beats by Dr Dre, Monster, HTC and Samsung. We have a strong pipeline of future potential customers and believe that continued adoption of aptX contributes to maintaining a strong market position for our products in the wireless audio market.

New Voice & Music Platforms

At the CES exhibition in January 2013, we introduced our family of DLNA (Digital Living Network Alliance) networked audio platform solutions, including the Sonata network media processor. The VibeHub and VibePlayer are complementary platforms that enable our customers to develop DLNA-compliant consumer audio products that deliver synchronised multi-room audio anywhere around the home, both indoors and outdoors, from local and cloud-based sources over an existing home Wi-Fi network.

The VibePlayer platform is a two-chip solution for building low-cost, portable, battery-powered wireless speakers and speaker docks that can be used either stand-alone or as part of a network. The VibeHub platform, which is based on the CSR Sonata processor, is used to create fully featured intelligent audio hubs for the home that can simultaneously pull content from digital media servers and internet radio or other cloud services, and intelligently route the audio to play on multiple VibeHub- and VibePlayer-based products located anywhere on the home network. The whole system can be controlled using an app on a smartphone, tablet or other smart mobile device.

We also launched at CES a single-chip hardware and software audio platform solution, based on the CSR8670™ Bluetooth audio system-on-chip (SoC), that OEMs and ODMs can employ to develop high-quality, entry-level sound bar products, which complements our mid and high-end MAPX® based sound bar platform solutions.

In our Consumer business area, our CSR µEnergy® Bluetooth® Smart solution was adopted for use in One Key wireless smartphone remote control from LG Electronics. An accessory for LG’s new flagship Android® smartphone, the Optimus VU2, the LG One Key remote uses the CSR1000™ single-mode Bluetooth Smart solution to achieve Bluetooth Smart wireless connectivity.

During the quarter, we announced the latest version of our IPS™ Universal Print Interpreter which supports all major print languages and protocols, including printing from Google’s Cloud Print and Apple iOS devices. It ensures that printers can handle print jobs from the widest variety of sources, including desktop PCs, tablets, smartphones and other mobile devices, on-premise and cloud-based ERP systems, as well as graphic arts and engineering applications.

During Q4 2012 we introduced COACH16™, our new flagship Digital Camera Processor that provides support for high-performance still and motion-image portable devices, including Digital Single-Lens Reflex (DSLR) cameras, Mirrorless Interchangeable Lens Cameras (MILC) and high-end Digital Still Cameras (DSC). The performance of COACH16 also makes it suitable for camcorders and other mobile video applications, including those in sport cameras, security cameras and mobile drive recorders.

In January 2013 at CES, we announced the availability of new Evaluation and Development Kits for manufacturers of the newest generation of Smart Remotes for TVs and Set Top Boxes (STBs). The kits will enable the development of the first Voice Command enabled Bluetooth Smart remote controls as well as a low power, robust link for motion pointing and gesture capabilities. Our solution works seamlessly with Hillcrest Lab’s Freespace® MotionEngine™ software, which has become the standard for motion control in consumer electronic devices around the world.

The new kits are based on two CSR devices: the CSR1011™, part of the CSR µEnergy platform, which is optimised for keyboards and remote controls; and the CSR8510™, a dual-mode Bluetooth solution optimised for TVs and STBs using human interface devices (HID) such as remote controls.

In February 2013, Mustek and Pantum deployed the CSR Quatro® 4300 programmable imaging processor for their new product lines: the Mustek iScan Air™ Wi-Fi® enabled scanner and the Pantum P3000 series of monochrome printers. Mustek also deployed our Wi-Fi in its scanner.

Technical Innovation

We have recently won two awards from peers in the semiconductor industry. In December 2012, we were named “Outstanding EMEA Semiconductor Company” by the Global Semiconductor Alliance (GSA). The GSA is a non-profit semiconductor organisation, founded in 1994 with the objective of accelerating the growth and increasing the return on invested capital of the global semiconductor industry by fostering a more effective ecosystem through collaboration, integration and innovation.

Our SiRFstarV™ and SiRFusion™ location technologies were honoured in the Embedded Technologies category of the CES Best of Innovation Design and Innovation Awards.

At CES in January 2013, we demonstrated our aptX® low latency codec which makes it possible for manufacturers to create “universal” headphones and headsets that can be used both for high-fidelity wireless audio and gaming applications, as games can be interactively played and synchronised with high-quality audio and visual action using the same wireless link.

We ended the year with approximately 1,550 patents granted and approximately 1,000 patents pending (2011: approximately 1,400 patents granted and approximately 1,100 pending patents).

Company Structure

The Zoran acquisition was completed on 31 August 2011 and Zoran revenues are incorporated for the whole of 2012, as shown in the table on page 7.

Operating Review

Fourth quarter revenue and gross margin by reportable segment	Q4 2012	Q4 2011

Auto	$47.8m	$45.4m
Voice and Music	$54.0m	$36.8m
Consumer	$53.8m	$63.4m

Core	$155.6m	$145.6m

Underlying gross margin - Core	59.2%	55.8%

Legacy Products Group	$93.6m	$98.4m

Underlying gross margin - Legacy Products Group	34.5%	44.0%

Total revenue	$249.2m	$244.0m

Underlying gross margin - total	49.9%	51.0%

Full year revenue and gross margin by reportable segment	2012	2011

Auto	$212.2m	$205.0m
Voice and Music	$190.1m	$149.9m
Consumer	$258.8m	$165.6m

Core	$661.1m	$520.5m

Underlying gross margin - Core	58.1%	56.6%

Legacy Products Group	$364.3m	$324.7m

Underlying gross margin - Legacy Products Group	37.5%	39.0%

Total revenue	$1,025.4m	$845.2m

Underlying gross margin - total	50.8%	49.8%

Auto

Q4 2012: 19% of revenues; Q4 2011: 19% of revenues (FY 2012: 21% of revenues; FY 2011 24% of revenues)

Fourth quarter revenues in the Auto business were $47.8 million (Q4 2011: $45.4 million), an increase of 5% over the comparable period last year. Revenue from in-dash and aftermarket products grew by 6% in Q4 2012 to $36.0 million (Q4 2011: $34.0 million). We saw a small increase in PND revenues of 4% to $11.8 million in Q4 2012 (Q4 2011: $11.4 million).

Auto saw continued connectivity design win momentum. We expect an accelerating shift away from PNDs towards in-dash navigation and location capabilities in smartphones. We expect good growth in Auto in 2013 compared to 2012, given the expected growth in the Automotive Infotainment business, which now represents the bulk of our Auto business.

Following our strong design wins in automotive Wi-Fi over the last few years, we expect it to contribute significantly to growth in the Auto business line in 2013. We expect our new-generation Automotive Infotainment platforms SiRFatlasVI and SiRFprimaII to contribute meaningful revenues in 2013 from after-market products.

Voice & Music

Q4 2012: 22% of revenues; Q4 2011: 15% of revenues (FY 2012: 18% of revenues; FY 2011 18% of revenues)

Revenues in the Voice & Music business line in Q4 2012 were $54.0 million (Q4 2011: $36.8 million), an increase of 47% on the comparable period last year. We have seen growth for Bluetooth audio streaming products, while our CSR8600™ next-generation audio platform continues to see customer demand in the areas of stereo headsets, active speakers and speaker docks. We continue to hold a leading position in the area of Bluetooth audio.

We expect to see strong revenues for Voice & Music in H1 2013, driven by growth in stereo products, as well as mono Bluetooth headset devices. In mono, our business is being helped by the stricter enforcement of legislation regarding hands-free driving in China. Based on previous experience, we expect the impact of hands-free driving legislation to have a short term effect on our revenues.

Consumer

Q4 2012: 21% of revenues; Q4 2011: 26% of revenues (FY 2012: 25% of revenues; FY 2011 20% of revenues)

Revenues in the Consumer business line in Q4 2012 were $53.8 million (Q4 2011: $63.4 million), a decrease of 15% on the comparable period last year.

While revenues in Gaming have been under pressure, we continue to supply the two major companies that utilise Bluetooth for their gaming controllers and expect Gaming revenues to stabilise in the coming quarters.

Camera revenue in Q4 2012 decreased by 28% compared to Q4 2011 and we expect this decline to continue in 2013 as a result of the increasing use of cameras in smartphones. We are seeing increasing interest in our Bluetooth Smart platforms. We believe that our indoors location technology, which fuses information from a variety of sources such as MEMS, pressure sensors, and cellular and wireless networks, has the potential for substantial growth over the coming years.

For Consumer, we continue to expect lower revenues in 2013 compared to 2012.

Legacy Products

Q4 2012: 38% of revenues; Q4 2011: 40% of revenues (FY 2012: 36% of revenues; FY 2011 38% of revenues)

Revenues in the Legacy Products Group in Q4 2012 were $93.6 million (Q4 2011: $98.4 million), a decrease of 5% on the comparable period last year. Our partnership programme with baseband providers drove stronger revenues than expected for our Wi-Fi chips in China during the quarter and we do not expect this to recur. We expect Legacy revenues to decline in 2013 by approximately 50% compared to FY 2012.

Previous Group Structure

Fourth quarter revenue by previous group structure	Q4 2012	Q4 2011
Auto

Automotive	$36.0m	$34.0m
PND	$11.8m	$11.4m
Total	$47.8m	$45.4m

Home	$87.6m	$72.9m

Mobile

Handsets	$68.3m	$65.1m
Cameras	$19.7m	$27.2m
Total	$88.0m	$92.3m

Legacy Products Group	$25.8m	$33.4m

Total	$249.2m	$244.0m

The Q4 2012 revenues using the previous structure are shown in the table above. Reports using this structure will be discontinued from this quarter.

Dividend

Given our confidence in our future prospects, our strong financial position and the Board’s commitment to delivering returns to shareholders via a progressive dividend policy, the Board is recommending a final dividend of $0.08 per ordinary share, which, together with the interim dividend of $0.038 per ordinary share amounts to $0.118 per ordinary share in respect of the 2012 financial year, representing an increase of 15% over the 2011 dividend of $0.103.

Subject to shareholder approval at the annual general meeting to be held on 22 May 2013, the dividend will be payable on 31 May 2013 to shareholders on the register as at 10 May 2013. The dividend will be paid in sterling and the sterling value of the dividend payment per share will be based on the prevailing GBP sterling to US dollar exchange rate on 10 May 2013.

People

Total headcount was 2,117 as at 28 December 2012 (28 September 2012: 2,441). On 4 October 2012, 311 people were transferred to Samsung as a result of the Samsung transaction.

Litigation

As previously disclosed, intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations. We are regularly involved in pending and threatened litigation in the course of our business and industry, which litigation may be inherently uncertain. See, for example, our Securities and Exchange Commission filings and our annual report for risks of litigation. With respect to both existing and future litigation, we will continue vigorously to defend ourselves and/or take other steps as we believe are in the overall interests of CSR and its shareholders.

During Q4, CSR settled all pending litigation with Bandspeed. Also in Q1 2013, CSR settled all litigation with Mosaid.

Freescale Semiconductor, Inc. filed three investigations in the International Trade Commission in which it named Zoran or its customers as respondents, Inv. No. 337-TA-709, Inv. No. 337-TA-786 and Inv. No. 337-TA-822. In each ITC investigation, Freescale accused Zoran’s products of infringing US Patent No. 5,467,455. This patent expires on 3 November 2013.

Freescale failed to prevail in each of the three investigations and the ITC did not find any violation of the relevant statute, Section 337 of the Tariff Act of 1930.

As parallel proceedings to its three ITC investigations, Freescale filed three district court cases of which one remains in the US District Court for the Western District of Texas (“Western District of Texas I”) and involves US Patent No. 5,467,455.

On 10 July 2012, Freescale filed an amended complaint against CSR in the US District Court for the Western District of Texas (Case No. 1:12-CV-604; “Western District of Texas II”), alleging infringement of four US patents. Western District of Texas I has been consolidated with Western District of Texas II and a trial date has not been scheduled.

On 21 May 2012, CSR filed a patent infringement complaint against Freescale in the US District Court for the Northern District of California (Case No. 12-CV-02619). CSR is asserting four US patents against Freescale in this case. A trial date has not been scheduled.

On 12 September 2012, Freescale filed a complaint against CSR in New York State Court requesting a declaratory judgment disputing the termination of a decade old license agreement. Trial has not been set.

A number of patent portfolio non-practising entities have filed patent infringement cases against CSR and/or Zoran. These cases are in various stages and include many other defendants. Plaintiffs in these cases, the filing dates of their respective complaints – all filed in the US District Court for the Eastern District of Texas (except HSM Portfolio/Technology Property’s lawsuit against Zoran in the US District Court for Delaware) - and the scheduled trial dates are as follows: Advanced Processor Technologies (Filed 26 January 2011; Trial scheduled for Q3 2013); Azure Networks and Tri-County Excelsior Foundation (Filed 22 March 2011; Trial scheduled for Q4 2013); HSM Portfolio and Technology Property (Filed 1 September 2011; Trial scheduled for Q1 2015).

No provision has been recorded for any of the cases above as cash outflow has not been deemed probable as of the date hereof.

Financial Review – fourth quarter ended 28 December 2012

Fourth Quarter Financial Summary	Underlying		IFRS
	Q4 2012	Q4 2011	Q4 2012	Q4 2011
Revenue	$249.2m	$244.0m	$249.2m	$244.0m
Gross profit	$124.4m	$124.5m	$121.2m	$106.6m
Gross margin	49.9%	51.0%	48.6%	43.7%
R&D expenditure	$66.7m	$72.7m	$73.2m	$77.1m
SG&A expenditure	$42.4m	$51.2m	$57.6m	$80.1m
Gain on disposal of development operations	—	—	$127.2m	$0.0m
Operating profit (loss)	$15.3m	$0.6m	$117.5m	($50.6m	)
Tax charge (credit)	$3.8m	$4.5m	$48.8m	($71.5m	)
Diluted earnings (loss) per share	$0.05	($0.02)	$0.32	$0.10
Net cash from operating activities	$20.9m	($11.0m )	$20.9m	($11.0m	)

Revenue

Revenue increased by 2% over the comparable period last year to $249.2m (Q4 2011: $244.0m). Revenue growth in the Core business lines of Automotive (5% increase) and Voice & Music (47% increase) more than offset the decline in revenue within the Consumer (15% decrease) and Legacy Product Group (5% decrease) business lines. Across the businesses in our Core portfolio, we expect our underlying total addressable market to grow by a 10% compound annual growth rate (“CAGR”), from 2012 to 2017.

Gross Margin

The underlying gross margin was 1.1 percentage points lower than the comparable period last year at 49.9% (Q4 2011: 51.0%). This can largely be attributed to declining margins from Handsets revenue (reported within the Legacy Product Group) over the comparable period last year. This more than offset the increase in the share of the revenue mix for higher margin business lines, such as Voice & Music which increased over the comparable period last year to 22% (Q4 2011: 15%), and the overall increase in Core gross margins to 59.2% (Q4 2011: 55.8%).

Under IFRS measures, gross margins increased by 4.9 percentage points over the comparable period last year from 43.7% to 48.6%, mainly due to inventory fair value adjustments in relation to the Zoran acquisition, which decreased gross margins by 6.1 percentage points in Q4 2011.

R&D and SG&A expenses

On an underlying basis, R&D expenditure decreased by 8% to $66.7 million (Q4 2011: $72.7 million) and SG&A expenditure decreased by 17% to $42.4 million (Q4 2011: $51.2 million) over the comparable period last year. The decline in underlying operating expenses, in comparison to Q4 2011, can largely be attributed to a lower cost base and lower staff numbers, following the completion of a restructuring programme during 2012 and the transfer of 311 staff, as part of the disposal of development operations in handset connectivity and handset location to Samsung, at the beginning of the fourth quarter.

On an IFRS basis, R&D expenditure decreased by 5% over the comparable period last year to $73.2 million (Q4 2011: $77.1 million). The decrease in R&D expenditure on an IFRS basis was less than that on an underlying basis (as mentioned above) due to a one off increase in share option charges, as improvements in business performance triggered vesting conditions on certain share options.

On an IFRS basis, SG&A expenditure decreased by 28% over the comparable period last year to $57.6 million (Q4 2011: $80.1 million). In addition to the decrease on an underlying basis, this movement can also be attributed to significant integration and restructuring costs of $26.3 million recorded in Q4 2011, relating to both the integration of the Zoran business and the public announcement in December 2011 to discontinue the Company’s investment in both digital television SoCs and silicon tuners. This was partially offset by litigation settlements in Q4 2012.

Gain on disposal of development operations

On 4 October 2012, we completed the transfer of our handset connectivity and handset location development operations to Samsung, for cash consideration of $310 million. The transaction included the transfer of 311 employees in addition to certain rights over certain of our handset connectivity and handset location technology and the transfer of 21 US patents including their respective international counterparts. A profit of $127.2 million has been recorded as a result of this transaction, which is disclosed as part of continuing operations. This profit is a result of net proceeds of $310.0 million, less the net assets disposed ($7.7 million), the de-recognition of goodwill ($151.5 million) and the recognition of additional liabilities ($23.6 million).

See note 9 on page 29 for further details.

Operating Profit

Underlying operating profit increased by $14.7 million over the comparable period last year to $15.3 million (Q4 2011: $0.6 million). This can be attributed to a decrease in underlying operating expenses of $14.8 million over the comparable period last year, with the underlying gross profit of $124.4 million recognised in Q4 2012 consistent with the gross profit of $124.5 million recognised in Q4 2011.

Operating profit under IFRS measures has increased by $168.1 million to $117.5 million over the comparable period last year (Q4 2011: loss of $50.6 million). This can be attributed to an increase in underlying operating profit and the recognition of a profit of $127.2 million on disposal of development operations in handset connectivity and handset location to Samsung in Q4 2012, as well as one-off integration and restructuring charges of $26.3 million recognised in Q4 2011.

Tax

On an underlying basis, we recognised a tax charge of $3.8 million during the quarter, a decrease of $0.7 million on the tax charge in the comparable period last year (Q4 2011: $4.5 million). This represents a slightly higher underlying effective tax rate than the full year due primarily to the mix of profits resulting in higher than anticipated profits in higher tax rate jurisdictions.

Under IFRS, we recognised a tax charge of $48.8 million, an increase of $120.3 million in comparison to the tax credit of $71.5 million recognised in the comparable period of 2011. This movement can primarily be attributed to the tax charge of $56.4 million, recognised on the disposal of development operations in handset connectivity and handset location, in Q4 2012, compared to the recognition of a tax credit of $57.3 million in relation to deferred tax assets on brought forward US losses in Q4 2011.

Earnings

On an underlying basis, diluted earnings per share were $0.05, a $0.07 increase on the comparable period last year (Q4 2011: diluted loss per share of $0.02), reflecting underlying profitability in the quarter.

Under IFRS, diluted earnings per share were $0.32, an increase of $0.22 on the comparable period last year. In addition to underlying profitability, this increase can largely be attributed to the gain of $127.2m recognised on the disposal of development operations in handset connectivity and handset location to Samsung. This was partially offset by a one-off increase in finance costs of $2.1 million, relating to costs incurred in hedging exchange rate exposure on the tender offer.

The diluted weighted average number of ordinary shares was 203,649,153 at the end of Q4 2012. This is anticipated to decrease in Q1 2013, reflecting a full quarter following the completion of the tender offer, which reduced the outstanding number of ordinary shares by approximately 49 million. As at 28 December 2012, there were 165,841,340 ordinary shares in issue. This figure is after adjusting for 16,054,999 ordinary shares held by CSR plc in treasury.

Cash, cash equivalents, treasury deposits and investments

There was a cash inflow from operating activities of $20.9 million during the quarter (Q4 2011 cash outflow from operating activities of $11.0 million), reflecting increased underlying operating profits over the comparable period of 2011. The Company received net cash from the disposal of development operations in handset connectivity and handset location to Samsung of $271.3 million during the fourth quarter, as well as an investment of $34.4 million by Samsung, in return for new ordinary shares. The proceeds from these two transactions enabled the return of $285 million to shareholders through the tender offer.

Cash, cash equivalents, treasury deposits and investments increased by $39.1 million during the quarter to $333.3 million as at 28 December 2012 (28 September 2012: $294.2 million).

Balance Sheet

Days sales outstanding was higher than in the previous quarter at 39 days (Q3 2012: 36 days) but lower than the comparable period in 2011 (Q4 2011: 40 days). Though trade receivables went down $18.6 million quarter-on-quarter, Q3 2012 revenue was particularly weighted towards the end of the quarter, reflecting normal seasonality within the business.

Goodwill of $151.5 million has been de-recognised during the quarter in relation to the Legacy handset business, as a result of the disposal of development operations in handset connectivity and handset location to Samsung.

A long term asset of $31 million has been recognised in relation to cash placed in an escrow account, following the completion of the Samsung transaction, to meet any indemnity claims that may be made by Samsung pursuant to the transaction agreement. Any sums remaining standing to the credit of the escrow account at the end of the 36 month period following the completion of the transaction will be transferred to CSR, together with any accrued interest.

Financial Review – 52 weeks ended 28 December 2012

Full Year Financial Summary	Underlying*		IFRS*
	2012	2011	2012	2011
Revenue	$1,025.4m	$845.2m	$1,025.4m	$845.2m
Gross profit	$520.4m	$421.1m	$509.1m	$384.7m
Gross margin	50.8%	49.8%	49.6%	45.5%
R&D expenditure	$272.3m	$228.6m	$290.4m	$241.8m
SG&A expenditure	$174.1m	$143.4m	$238.0m	$191.3m
Disposal of development operations	—	—	$127.2m	$0.0m
Operating profit (loss)	$74.0m	$49.2m	$107.9m	($48.4m	)
Tax charge (credit)	$17.2m	$12.2m	$50.7m	($85.3m	)
Diluted earnings per share	$0.27	$0.20	$0.25	$0.19
Net cash from operating activities	$73.9m	$12.6m	$73.9m	$12.6m

*	2011 results only include those previously reported for CSR plc and therefore include a four month contribution from Zoran.

Revenue

Our revenue in 2012 increased to $1,025.4 million, representing a 21% increase on 2011 ($845.2 million). This comprised $661.1 million (or 64%) from our Core business and $364.3 million (or 36%) from Legacy. Of the 2012 revenue, our platform products accounted for 60% (2011: 49%).

Of the overall increase in revenue, approximately $301 million was due to the inclusion of the Zoran business for the full year. Excluding the contribution from Zoran, revenue fell by 1%. Other than the inclusion of Zoran, the main movements were growth in Voice & Music, offset by falling revenue in Legacy handset and Consumer gaming products.

In Automotive we saw strong revenue growth from in-dash and aftermarket products of 23%, where we continue to hold a leading position in Bluetooth and GPS technology, which was offset by a decline in PND revenues of 39%. The PND market continues to decline as navigation and location capabilities move towards in-dash navigation and location capabilities carried by smartphones.

For Consumer, our aggregate revenue increased by 56% to $258.8 million, compared with $165.6 million in 2011. This increase was mostly driven by the inclusion of the full year revenue ($168.7 million) from business lines acquired with Zoran (compared with revenues from Zoran of $58.9 million for the four months in 2011). Another factor which negatively impacted Consumer revenues was the marked shift in consumer-led demand away from digital-still cameras to in-built imaging and video within smartphones.

Revenue for Voice & Music in 2012 was $190.1 million, compared to $149.9 million in 2011, an increase of 27%. CSR continues to enjoy a leading position in wireless audio supported by our continuing development and innovation, which is enabling improved audio quality for end consumers. We have seen growth for Bluetooth audio streaming products, while our CSR8600™ next generation audio platform has experienced strong customer demand in the relatively new markets of stereo headsets, active speakers and speaker docks.

In 2012, Legacy revenue was $364.3 million (36% of total revenue) compared to $324.7 million in 2011 (38% of total revenue).

Gross Margin

Underlying gross margin increased by 1% during the year mostly due to growth in the proportion of higher margin Voice & Music product lines being sold, partially offset by declining margins in Legacy handsets products.

Under IFRS measures, gross margin in 2011 was low due to a fair value adjustment to inventory of $28.2 million (3% gross margin impact), which was not repeated in 2012. The remaining 0.8% revenue growth year-on-year is a combination of the increase in underlying gross margin, offset by increased amortisation which arose due to the inclusion of a full year’s amortisation for assets acquired with Zoran compared to four months in 2011.

R&D expenditure

In 2012, R&D costs were $290.4 million, a 20% increase from the $241.8 million in 2011.

Underlying R&D expenditure in 2012 was $272.3 million, an increase of 19% compared to $228.6 million in 2011. The increase was mainly due to the inclusion for a full 12 months of R&D headcount and cost base acquired as part of the Zoran acquisition which completed in the third quarter of 2011, partially offset by the discontinuation of investment in digital television systems-on-a-chip and silicon tuners. In addition, the Samsung transaction resulted in the transfer of 288 staff from R&D and the associated discontinuation of further investment in handset connectivity and handset location development.

The Samsung transaction and the completion of restructuring programmes announced in 2011, led to the R&D headcount at the end of 2012 decreasing to 1,430 in 2012 from 1,979 in 2011. However, the 2012 average headcount at 1,654 was higher than in 2011, due to the inclusion of employees acquired from the Zoran acquisition for the whole of 2012, compared to four months in 2011.

Share-based payment charges increased by $7.3 million from 2011 to 2012, due to additional grants and the increase in fair value due to increases in the Company’s share price.

The increase in amortisation of acquired intangible assets was due to the inclusion of amortisation from assets recognised on the acquisition of Zoran for the full year compared to four months in 2011.

SG&A expenditure

Sales, general and administrative costs in 2012 were $238.0 million, representing a 24% increase from $191.3 million in 2011. The principal reasons for this increase were:

•	the inclusion, during 2012, of a full year of underlying expenses acquired with the Zoran acquisition compared to the four months after acquisition in 2011;

•

restructuring costs decreased by $6.2 million compared to 2011, representing the completion of restructuring and integration activity following the Zoran acquisition, offset by new activity arising following the Samsung transaction; costs include a $2.3 million impairment of certain capitalized licensing agreements;

•	amortisation of acquired intangible assets increased during 2012 to $8.3 million from $4.9 million in 2011 due to the full year inclusion of amortisation from the assets acquired with Zoran;

•	no further acquisition fees arose during 2012 on the Zoran acquisition;

•	patent settlement costs increased by $9.5 million, as a result of two comprehensive settlements of outstanding litigation;

•	there was no litigation income in 2012 (2011: $14.5 million);

•	increased employee incentive costs arising in 2012 and

•	a $6.3 million increase in share-based payment charges from 2011 to 2012, due to additional grants and the change in fair value due to increases in the Company’s share price.

Underlying sales, general and administrative expenses were $174.1 million, representing a 21% increase compared to 2011 underlying sales, general and administrative expenses of $143.4 million. This increase was as a result of the increase in Zoran expenses, and increased employee incentive costs.

Closing SG&A headcount fell from 966 at the end of 2011 to 687 as at 28 December 2012, largely due to restructuring activity following the Zoran acquisition and the transfer of 28 SG&A staff to Samsung. However, the average headcount in the year at 820 was higher than 2011 (611), due to the inclusion of staff acquired from Zoran for all of 2012.

Gain on disposal of development operations

On 4 October 2012, we completed the transfer of our handset connectivity and handset location development operations to Samsung, for cash consideration of $310 million. The transaction included the transfer of 311 employees in addition to certain rights over certain of our handset connectivity and handset location technology and the transfer of 21 US patents including their respective international counterparts. A gain of $127.2 million has been recorded as a result of this transaction, which is disclosed as part of continuing operations.

Operating Result

IFRS Operating profit for 2012 was $107.9 million compared to a loss of $48.4 million in 2011. This increase was mainly driven by the gain derived from the Samsung transaction of $127.2 million, the full year impact of revenue and costs following the Zoran acquisition, and the other changes in gross margin, R&D expenditure and SG&A cost described above.

The operating margin in 2012 (including the operating expense items noted above) was a profit of 10.5% compared to a loss of 5.7% in 2011.

Underlying operating profit for 2012 was $74.0 million compared to $49.2 million for 2011. The underlying operating margin for 2012 was 7.2% compared to 5.8% in 2011.

Tax

The tax charge for 2012 was $50.7 million, compared to a credit of $85.3 million in 2011. This results in an effective tax rate of 49.5% for the year (2011: (166%)).

The charge arises mainly from the disposal of the handset connectivity and handset location business to Samsung, with a total charge of $56.4 million resulting from this transaction. The charge on the Samsung transaction is high as a percentage of the accounting profit (44.3%) primarily due to the goodwill being disposed of not being tax deductible. Excluding the profit on this transaction, the effective tax rate was 22.6%.

The underlying effective tax rate for 2012 was 23.6%, which differed from the average UK statutory rate of 24.5% due mainly to a reduction as a result of UK R&D tax credits, counterbalanced by the impact of US profits being taxed at a higher rate.

The underlying effective tax rate excludes the tax impacts of items not included within our underlying profit before tax measure. It also excludes the impact of tax rate changes on our deferred tax assets, the movement in uncertain tax positions in the year and changes to deferred tax assets due to additional loss (or other temporary difference) recognition or de-recognition.

Profit for the period

We recorded an IFRS profit of $51.2 million in 2012, compared to an IFRS profit of $33.9 million in 2011. This increase was mainly due to the profit arising from the improved gross margin performance and gain from the Samsung transaction of $127.2 million, partially offset by the costs of restructuring activity and the move from a tax credit in 2011 to a charge of $50.7 million in 2012.

Underlying profit for the period increased to $55.4 million in 2012 from $36.8 million in 2011.

Earnings

Basic and diluted earnings per share were $0.26 and $0.25 respectively for 2012, compared to basic and diluted earnings per share of $0.19 for 2011. Underlying diluted earnings per share for 2012 was $0.27 per share, an increase of 35%, compared to $0.20 per share for 2011.

The major factor leading to an increase in the basic and diluted earnings per share in 2012 compared to 2011 was the increased operating profit during the year and the movement in taxation both as described above, and a reduction in the volume of shares following the tender offer and share buy-backs completed during the year.

Cash, cash equivalents, treasury deposits and investments

Cash, cash equivalents and treasury deposits increased to $333.3 million (including treasury deposits of $18.5 million) at 28 December 2012, from $277.8 million (including treasury deposits of $65.9 million) at 30 December 2011, an increase of $55.5 million.

Treasury deposits represent deposits with an initial term of greater than 90 days, which are shown separately from cash and cash equivalents on our consolidated balance sheet.

Net cash from operating activities of $73.9 million in the year was higher than the previous years (2011: $12.6 million) due to strong gross margin performance, improved cash collection and inventory management, and lower professional fees paid during the year. These improvements in cashflow were offset by litigation settlements paid during the year, and integration and restructuring costs.

Cautionary Note Regarding Forward Looking Statements

This release contains, or may contain, ‘forward looking statements’ in relation to the future financial and operating performance and outlook of CSR, as well as other future events and their potential effects on CSR. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’, or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: expected developments in our product portfolio, expected revenues, expected growth, including the expectation that automotive Wi-Fi will contribute to significant growth in the Auto business and the expectation that indoors location technology has the potential for substantial growth, expected annualised operating costs savings, expected annualised operating expenses, expected future cash generation, expected future design wins and increase in market share, expected timing of product releases and expected timing of product development milestones, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, expected product markets and their expansion or contraction, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties. These factors include, but are not limited to: a continuing or worsening economic downturn, which could reduce demand for consumer products; risks associated with the development of new products in response to market demand and CSR’s ability to ensure timely delivery of such products; increased expenses associated with new product introductions, masks, or process changes; risks relating to forecasting consumer demand for and market acceptance of CSR’s products and the products that use CSR’s products; declines in the average selling prices of CSR’s products; cancellation of existing orders or the failure to secure new orders; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s products and other risks relating to CSR’s fabless business model; difficulties related to distributors who supply our products to customers; risks associated with existing or future litigation, including the risk that the Company will be enjoined from shipping or selling its products; errors or failures in the hardware or software components of CSR’s products; risks associated with acquiring and protecting intellectual property and other commercially sensitive information; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s ability to manage past and future acquisitions and realise the expected commercial benefits and synergies from such acquisitions and other strategic transactions in the amounts or timeframes anticipated; CSR’s ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed, without limitation, under the heading “Risk Factors” in our 2011 Annual Report on Form 20-F as filed with the US Securities and Exchange Commission.

The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Bluetooth® and the Bluetooth logos are trademarks owned by Bluetooth SIG, Inc. and licensed to CSR. Wi-Fi®, Wi-Fi Alliance®, WMM®, Wi-Fi Protected Access®, WPA®, WPA2®, Wi-Fi Protected Setup™ and Wi-Fi Multimedia™ are trademarks of the Wi-Fi Alliance. Other products, services and names used in this document may have been trademarked by their respective owners.

Condensed Consolidated Income Statement

	Note	Q4 2012	Q4 2011	Q3 2012	2012	2011
		(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
		$’000	$’000	$’000	$’000	$’000
Revenue		249,189	244,049	282,665	1,025,356	845,190
Cost of sales		(127,981)	(137,459)	(142,051)	(516,279)	(460,455)

Gross profit		121,208	106,590	140,614	509,077	384,735

Research and development costs		(73,241)	(77,078)	(71,606)	(290,346)	(241,763)
Selling, general and administrative expenses		(57,638)	(80,085)	(70,890)	(237,996)	(191,337)
Profit on disposal of development operations		127,178	—	—	127,178	—
Operating profit (loss)		117,507	(50,573)	(1,882)	107,913	(48,365)

Investment income		51	516	434	1,161	1,627
Finance expense		(4,100)	(2,115)	(672)	(7,092)	(4,726)

Profit (loss) before tax		113,458	(52,172)	(2,120)	101,982	(51,464)
Tax		(48,804)	71,521	(2,335)	(50,749)	85,330

Profit (loss) for the period		64,654	19,349	(4,455)	51,233	33,866

Earnings (loss) per share		$	$	$	$	$
Basic	6	0.33	0.10	(0.02)	0.26	0.19
Diluted	6	0.32	0.10	(0.02)	0.25	0.19

Condensed Consolidated Statement of Comprehensive Income

	Q4 2012	Q4 2011	Q3 2012	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
	$’000	$’000	$’000	$’000	$’000
Profit (loss) for the period	64,654	19,349	(4,455)	51,233	33,866
Other comprehensive income
Gain (loss) on cash flow hedges	446	(347)	2,721	4,935	1,661
Net tax on cash flow hedges in statement of comprehensive income	(142)	95	(626)	(1,210)	(427)
Transferred to income statement in respect of cash flow hedges	825	(239)	51	(1,040)	(4,184)
Tax on items transferred from statement of comprehensive income	(198)	52	(12)	253	1,080
Actuarial (losses) gains in defined benefit plans	(903)	(435)	2	(919)	(435)
Scheme assets above threshold	(656)	—	—	(656)	—

Total comprehensive income (loss) for the period	64,026	18,475	(2,319)	52,596	31,561

Condensed Consolidated Balance Sheet

	28 December 2012	30 December 2011
	(audited)	(audited)
	$’000	$’000
Non-current assets
Goodwill	181,877	332,749
Other intangible assets	120,673	127,747
Property, plant and equipment	26,349	34,520
Investment	3,719	3,610
Deferred tax asset	89,193	118,442
Long term asset	31,000	—

	452,811	617,068

Current assets
Inventory	87,850	120,347
Derivative financial instruments	2,702	148
Trade and other receivables	117,706	123,797
Corporation tax debtor	6,379	11,808
Treasury deposits and investments	18,491	65,938
Cash and cash equivalents	314,760	211,907

	547,888	533,945

Total assets	1,000,699	1,151,013

Current liabilities
Trade and other payables	227,777	180,621
Current tax liabilities	14,509	9,613
Obligations under finance leases	1,393	16
Derivative financial instruments	—	1,585
Provisions	16,742	29,495

	260,421	221,330

Net current assets	287,467	312,615

Non-current liabilities
Trade and other payables	35,846	49,590
Deferred tax liability	4,891	—
Long-term provisions	4,395	1,926
Obligations under finance leases	170	143
Defined benefit pension scheme deficit	42	117

	45,344	51,776

Total liabilities	305,765	273,106

Net assets	694,934	877,907

Equity
Share capital	317	372
Share premium account	523,654	473,462
Capital redemption reserve	1,029	950
Merger reserve	61,574	61,574
Employee benefit trust reserve	(19,163)	(33,971)
Treasury shares	(86,929)	(84,660)
Hedging reserve	2,495	(1,400)
Share based payment reserve	112,677	88,197
Tax reserve	41,630	41,583
Retained earnings	57,650	331,800

Total equity	694,934	877,907

Condensed Consolidated Statement of Changes in Equity

	Called - up share capital $’000	Share premium account $’000	Capital redemption reserve $’000	Merger reserve $’000	Employee Benefit Trust reserve $’000	Treasury shares $’000	Hedging reserve $’000	Share - based payment reserve $’000	Tax reserve $’000	Retained earnings $’000	Total $’000
At 31 December 2011	372	473,462	950	61,574	(33,971)	(84,660)	(1,400)	88,197	41,583	331,800	877,907

Profit for the period	—	—	—	—	—	—	—	—	—	51,233	51,233

Other comprehensive income (loss) for the period	—	—	—	—	—	—	3,895	—	(957)	(1,575)	1,363

Total comprehensive income (loss) for the period	—	—	—	—	—	—	3,895	—	(957)	49,658	52,596
Share issues	24	48,642	—	—	—	—	—	—	—	—	48,666
Share issue costs	—	1,550	—	—	—	—	—	—	—	(1,839)	(289)
Repurchase and cancellation of ordinary shares under tender offer (net of costs)	(79)	—	79	—	—	—	—	—	—	(284,278)	(284,278)
Shares issued from Employee Benefit Trust	—	—	—	—	14,808	—	—	—	—	(13,158)	1,650

Shares issued from Treasury	—	—	—	—	—	7,203	—	—	—	(3,268)	3,935

Purchase of Treasury Shares	—	—	—	—	—	(9,472)	—	—	—	—	(9,472)

Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	24,480	—	—	24,480

Effective rate adjustment	—	—	—	—	—	—	—	—	(5)	—	(5)
Credit to equity on recognition of losses	—	—	—	—	—	—	—	—	436	—	436
Deferred tax on share-based payment transactions	—	—	—	—	—	—	—	—	573	—	573
Equity dividends issued to shareholders	—	—	—	—	—	—	—	—	—	(21,265)	(21,265)

At 28 December 2012	317	523,654	1,029	61,574	(19,163)	(86,929)	2,495	112,677	41,630	57,650	694,934

	Called - up share capital $’000	Share premium account $’000	Capital redemption reserve $’000	Merger reserve $’000	Employee Benefit Trust reserve $’000	Treasury shares $’000	Hedging reserve $’000	Share - based payment reserve $’000	Tax reserve $’000	Retained earnings $’000	Total $’000
At 1 January 2011	322	368,615	950	61,574	(39,064)	(37,487)	1,123	58,038	41,641	318,852	774,564

Profit for the period	—	—	—	—	—	—	—	—	—	33,866	33,866

Other comprehensive income (loss) for the period	—	—	—	—	—	—	(2,523)	—	653	(435)	(2,305)

Total comprehensive income (loss) for the period	—	—	—	—	—	—	(2,523)	—	653	33,431	31,561

Share issues	50	104,847	—	—	—	—	—	—	—	—	104,897

Shares issued from Employee Benefit Trust	—	—	—	—	5,093	—	—	—	—	(4,134)	959

Purchase of Treasury Shares	—	—	—	—	—	(47,173)	—	—	—	—	(47,173)
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	13,583	—	—	13,583
Credit to equity for equity-settled share-based payments on acquisition	—	—	—	—	—	—	—	16,576	—	—	16,576

Effective rate adjustment	—	—	—	—	—	—	—	—	(66)	—	(66)

Deferred tax benefit on share option gains	—	—	—	—	—	—	—	—	(645)	—	(645)

Current tax benefit taken directly to equity on share option gains	—	—	—	—	—	—	—	—	(162)	—	(162)

Credit to equity on recognition of losses	—	—	—	—	—	—	—	—	162	—	162

Equity dividends issued to shareholders	—	—	—	—	—	—	—	—	—	(16,349)	(16,349)

At 30 December 2011	372	473,462	950	61,574	(33,971)	(84,660)	(1,400)	88,197	41,583	331,800	877,907

Condensed Consolidated Cash Flow Statement

		Q4 2012	Q4 2011	Q3 2012	2012	2011
		(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
	Note	$’000	$’000	$’000	$’000	$’000
Net cash inflow (outflow) from operating activities	8	20,891	(10,965)	28,165	73,928	12,640

Investing activities
Interest received		138	524	340	1,163	1,299
Purchase of treasury deposits		(16,685)	(90,499)	(47,847)	(111,629)	(180,980)
Sales of treasury deposits		48,693	55,799	42,972	159,076	413,786
Purchases of property, plant and equipment		(4,088)	(1,198)	(2,569)	(12,019)	(14,573)
Purchases of intangible assets		(2,084)	(272)	(6,480)	(13,610)	(4,245)
Acquisition of subsidiary, net of cash acquired		—	—	—	—	(123,862)
Acquisition of UK-based capabilities in DDFA		—	—	—	(2,667)	—
Proceeds from disposal of development operations		271,323	—	—	271,323	—
Stamp duty		(1,424)	—	—	126	—
Proceeds on disposal of property, plant and equipment		—	—	73	73	—
Purchase of investment		—	(110)	—	(109)	(2,610)

Net cash from (used in) investing activities		295,873	(35,756)	(13,511)	291,727	88,815

Financing activities
Repayments of obligations under finance lease		(540)	—	—	(540)	—
Proceeds on issue of shares		38,274	77	9,966	48,659	1,365
Proceeds on issue of shares from Employee Benefit Trust		91	273	404	553	1,380
Proceeds on issue of shares from Treasury		966	—	655	3,935	—
Purchase of treasury shares		—	—	—	(9,471)	(47,511)
Purchase of ordinary shares under tender offer		(284,278)	—	—	(284,278)	—
Refund of share issue costs		—	—	—	—	—
Equity dividends paid to shareholders		—	—	(7,648)	(21,265)	(16,349)

Net cash (used in) from financing activities		(245,487)	350	3,377	(262,407)	(61,115)

Net increase (decrease) in cash and cash equivalents		71,277	(46,371)	18,031	103,248	40,340

Cash and cash equivalents at beginning of period		243,705	259,026	225,425	211,907	172,315

Effect of foreign exchange rate changes		(222)	(748)	249	(395)	(748)

Cash and cash equivalents at end of period		314,760	211,907	243,705	314,760	211,907

Notes

1 Basis of preparation and accounting policies

The annual financial statements of CSR plc and subsidiaries (“the Group”) are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’). The directors approved the issuance of the financial statements for the 52 weeks ended 28 December 2012 on 20 February 2013.

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the 52 weeks ended 30 December 2011 are available on CSR’s website at www.csr.com and have been filed with the Registrar of Companies. Those for the 52 weeks ended 28 December 2012 will be delivered following the Company’s Annual General Meeting. The auditor’s reports on both accounts for the 52 weeks ended 28 December 2012 and 30 December 2011 were unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under section 498(2) or (3) of the Companies Act 2006 or equivalent preceding legislation.

Whilst the financial information included in this quarterly announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not contain itself sufficient information to comply with IFRS.

The financial information for the quarters Q4 2012, Q4 2011 and Q3 2012 is unaudited.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q4 2012	13 weeks	29 September 2012 to 28 December 2012
2012	52 weeks	31 December 2011 to 28 December 2012
Q3 2012	13 weeks	30 June 2012 to 28 September 2012
Q4 2011	13 weeks	1 October 2011 to 30 December 2011
2011	52 weeks	1 January 2011 to 30 December 2011

2 Going Concern

The condensed consolidated financial statements have been prepared on the going concern basis.

The directors have considered future cash forecasts and revenue projections, based on prudent market data, in their consideration of going concern. The issues surrounding going concern are discussed regularly by the Board and were evaluated as part of the Group’s budget for the next financial year and the Group’s longer term plans.

Management is currently of the opinion that the Group has adequate financial resources and a robust policy towards treasury risk and cash flow management. The Group has $333.3 million of cash and cash equivalents, including treasury deposits and investments, as at 2012 and no debt liabilities.

The directors believe that the Group is securely placed to manage its business risks successfully despite continuing uncertainties with the economic outlook and challenging macro economic conditions.

After considering the above factors, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

3 Changes in share capital

In the fourth quarter 2012, 1,343,259 new ordinary shares were issued for employee option exercises. Consideration was $3,863,636 at a premium of $3,861,526. In addition, 492,323 ordinary shares were issued from the Employee Benefit Trust and 271,672 ordinary shares were issued from ordinary shares held at treasury, to satisfy employee option exercises.

During the year, 5,383,876 Ordinary Shares were issued from employee option exercises between 31 December 2011 and 28 December 2012. Consideration was $14,258,091 at a premium of $14,249,586. In addition, 1,532,876 ordinary shares were issued from the Employee Benefit Trust and 1,336,885 ordinary shares were issued from ordinary shares held at treasury, to satisfy employee option exercises.

9,925,000 ordinary shares were issued on 5 October 2012 and admitted to trading on the London Stock Exchange. These shares represented an equity investment on the part of Samsung, which was completed on the same date as the disposal of the Group’s handset connectivity and location development operations, also to Samsung. Consideration was $34,407,990 at a premium of $34,392,560.

On 30 November 2012, 49,080,388 ordinary shares (including ordinary shares represented by ADSs) were accepted for purchase by J.P.Morgan Cazenove. Under the terms of the tender offer, on 30 November 2012, CSR plc repurchased all 49,080,388 ordinary shares from J.P. Morgan Cazenove. CSR plc cancelled 49,080,388 ordinary shares on 30 November 2012. The consideration for the cancelled shares was $284,277,959 at a premium of $284,198,993.

As at 28 December 2012, there were 165,841,340 ordinary shares in issue. This figure is after adjusting for 16,054,999 shares held by CSR plc in treasury.

4 Segmental reporting

CSR is a leading provider of platform technology solutions for the consumer electronics market.

Products from which Reportable Segments Derive their Revenues

During the year the internal reporting structures of the Group were re-organised changing the nature and content of information used by the Chief Executive, who is our Chief operating decision maker, to assess operational performance and allocate resource; this has caused a change in the identification of Operating Segments as defined under IFRS 8. In our opinion each operating segment is a reporting segment, therefore the results of the new Operating Segments are Voice & Music, Consumer, Automotive and Legacy are reported below; results from 2011 and 2010 have been restated into this new structure.

The Group reportable segments under IFRS 8 ‘Operating Segments’ are as follows:

Voice & Music	Mono and stereo audio
Automotive	Automotive and Personal Navigation Device (PND) applications
Consumer	Cameras, Gaming, Document Imaging, Next Generation Location, Bluetooth Smart and other consumer.applications
Legacy Products Group (LPG)	Legacy Home Entertainment, Handset Connectivity and Handset Location (components)

The following is an analysis of the Group’s revenue and results by reportable segment in the 52 weeks ended 28 December 2012:

52 weeks ended 28 December 2012	Automotive	Consumer	Voice & Music	LPG	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000	$’000

Revenue
Total segment revenue	212,178	258,732	190,119	364,327	—	1,025,356

Result
Underlying operating (loss) profit	3,245	(15,643)	75,115	11,312	—	74,029

Share-based payment charges					(27,753)	(27,753)
Amortisation of acquired intangible assets					(22,732)	(22,732)
Integration and restructuring					(27,523)	(27,523)
Litigation and patent settlement charges					(15,500)	(15,500)
Other operating income					214	214
Disposal of development operations					127,178	127,178

Operating profit						107,913
Investment income						1,161
Other gains and losses						14
Exchange losses						(395)
Finance costs						(6,711)

Profit before tax						101,982

The following is an analysis of the Group’s revenue and results for the 52 week period ended 30 December 2011:

52 weeks ended 30 December 2011	Automotive	Consumer	Voice & Music	LPG	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	205,045	165,555	149,853	324,737	—	845,190

Result
Underlying operating (loss) profit	10,625	(7,999)	59,496	(12,916)	—	49,206

Fair value adjustment to inventory					(28,187)	(28,187)
Share-based payment charges					(14,130)	(14,130)
Amortisation of acquired intangible assets					(18,681)	(18,681)
Integration and restructuring					(33,721)	(33,721)
Acquisition-related fees					(13,004)	(13,004)
Litigation settlement					14,532	14,532
Patent settlements					(6,000)	(6,000)
De-recognition of contingent consideration					1,620	1,620

Operating loss						(48,365)
Investment income						1,627
Other gains and losses						320
Exchange losses						(748)
Finance costs						(4,298)

Loss before tax						(51,464)

5 Amortisation of acquired intangibles

	Q4 2012	Q4 2011	Q3 2012	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
Included within:	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000
Cost of sales	3,241	3,084	1,951	11,342	8,224
Research and development costs	1,308	1,760	671	3,124	5,525
Selling, general and administrative expenses	2,172	2,030	2,032	8,266	4,932

Amortisation of acquired intangibles	6,721	6,874	4,654	22,732	18,681

Amortisation of intangibles recorded in cost of sales relates to the sales of certain products containing acquired intangible assets. Amortisation of acquired intangibles not yet utilised in products being sold is recognised within Research and Development costs.

6 Earnings (loss) per ordinary share

The calculation of earnings (loss) per share is based upon the profit for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares *
Q4 2012	196,094,419	203,649,153
Q4 2011	196,767,549	198,620,075
Q3 2012	199,440,980	206,106,410
2012	197,238,649	203,231,504
2011	178,198,771	181,393,972

*	Share options are only treated as dilutive where the result after taxation is a profit and the exercise price is less than the average market price of CSR plc’s shares in the period

7 Dividends

Amounts recognised as Equity dividends issued to shareholders were $21,265,000 (2011: $16,349,000).

The proposed final dividend of $0.08 per share was approved by the Board subsequent to 28 December 2012 and has not been included as a liability as of 28 December 2012.

8 Reconciliation of net profit (loss) to net cash from operating activities

	Q4 2012 (unaudited) $’000	Q4 2011 (unaudited) $’000	Q3 2012 (unaudited) $’000	2012 (audited) $’000	2011 (audited) $’000
Net profit (loss)	64,654	19,349	(4,455)	51,233	33,866
Adjustments for:
Investment income	(51)	(516)	(434)	(1,161)	(1,627)
Finance costs	4,100	2,115	672	7,092	5,046
Income tax expense (credit)	48,804	(71,521)	2,335	50,749	(85,330)
Changes in fair value of investments	—	—	—	—	(320)
Amortisation of intangible assets	8,708	9,324	7,301	16,171	26,352
Depreciation of property, plant and equipment	3,722	5,145	4,122	30,485	18,371

Loss on disposal of property, plant and equipment and intangible fixed assets	820	55	71	916	86
Share option charges	10,758	4,729	3,693	24,480	13,583
Impairment of assets	2,300	2,276	—	2,300	2,276
De-recognition of contingent consideration	—	(1,620)	—	—	(1,620)
Profit on disposal of development operations	(127,178)	—	—	(127,178)	—
(Decrease) increase in provisions	(9,912)	402	7,189	(13,284)	(342)

Operating cash flows before movements in working capital	6,725	(30,262)	20,494	41,803	10,341

Decrease in inventories	7,165	23,211	18,175	32,497	27,788
Decrease (increase) in receivables	25,210	27,800	(15,780)	6,635	27,322
(Decrease) increase in payables	(11,604)	(29,416)	5,734	(2,998)	(49,298)

Cash generated (used) by operations	27,496	(8,667)	28,623	77,937	16,153

Foreign tax paid	(3,959)	(1,375)	(294)	(5,645)	(3,063)
UK Corporation tax received	16	—	—	4,733	—
Interest paid	(2,662)	(923)	(164)	(3,097)	(450)

Net cash inflow (outflow) from operating activities	20,891	(10,965)	28,165	73,928	12,640

9 Disposal of Development Operations

On 17 July 2012, the Group entered into a conditional binding agreement with Samsung, for the transfer of development operations in handset connectivity and location, including 311 people, together with certain rights over the Group’s technology in these areas. None of the revenues associated with the Group’s existing handset products were transferred as part of the transaction. This transaction was completed on 4 October 2012.

The Consideration is subject to adjustment by up to US$10 million in certain circumstances. At the balance sheet date none of these circumstances were considered probable.

The disposal was effected so that the Group could concentrate investment and resources on its five high growth markets of Voice & Music, Automotive Infotainment, Indoors Location, Imaging and Bluetooth Smart, accelerate its higher margin platform strategy and improve the Group’s overall market position.

The net assets transferred on 4 October 2012 are as follows:

$‘000
Attributable goodwill	151,477
Financial assets	2,877
Property, plant and equipment	3,103
Intangible assets	3,413
Financial liabilities	(1,713)

Net assets disposed	159,157
Additional liabilities recognised on disposal[1]	23,665
Gain on disposal of development operations in handset connectivity and handset location	127,178

Total consideration	310,000

Purchase price:
Cash and cash equivalents	272,900
Cash held in an escrow account	31,000
Witholding tax receivable	6,100

310,000

Net cash inflow arising on disposal:
Consideration received in cash and cash equivalents	272,900
Disposed cash and cash equivalents	(1,577)
Directly attributable costs	(13,122)

258,201

[1]

Additional liabilities recognised on disposal primarily consists of additional employee compensation, incurred in conjunction with the transfer of 311 employees to Samsung, and professional fees incurred for the Samsung Transaction.

The gain on the disposal of the development operations in handset connectivity and location has been recognised within the Group’s operating profit for the period ended 28 December 2012.

As part of the transaction, the Group’s entire shareholding in Cambridge Silicon Radio Sarl was transferred to Samsung. The gain recognised on this disposal was $8.5 million and this was recognised within the Group’s operating profit, as part of the total gain on disposal of development operations in handset connectivity and location.

Prior to disposal the costs of these development operations has been disclosed in the Legacy operating segment.

Supplementary information

Summary income statement – Underlying results

	Q4 2012	Q4 2011	Q3 2012	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	Underlying	Underlying	Underlying	Underlying	Underlying
	$’000	$’000	$’000	$’000	$’000
Revenue	249,189	244,049	282,665	1,025,356	845,190
Underlying cost of sales	(124,740)	(119,535)	(140,100)	(504,937)	(424,044)

Underlying gross profit	124,449	124,514	142,565	520,419	421,146

Underlying research and development	(66,739)	(72,742)	(66,911)	(272,328)	(228,573)
Underlying selling, general and administrative	(42,416)	(51,168)	(43,475)	(174,062)	(143,367)

Underlying Operating profit	15,294	604	32,179	74,029	49,206

Investment income	51	516	434	1,161	1,627
Underlying finance expense	(1,286)	(1,520)	(165)	(2,664)	(1,863)

Underlying profit (loss) before tax	14,059	(400)	32,448	72,526	48,970

Underlying tax	(3,800)	(4,546)	(6,295)	(17,155)	(12,162)

Underlying profit (loss) for the period	10,259	(4,946)	26,153	55,371	36,808

Diluted share count	203,649,153	198,620,075	206,106,410	203,231,504	181,393,972

Underlying Earnings (loss) per share	$	$	$	$	$
Diluted	0.05	(0.02)	0.13	0.27	0.20

Reconciliation of IFRS results to underlying measures

Q4 2012
	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating profit $’000	Profit b/f tax $’000	Taxation $’000	Net Profit $’000	Diluted EPS $
IFRS	121,208	48.6	(73,241)	(57,638)	117,507	113,458	(48,804)	64,654	0.32
Amortisation of intangibles	3,241	1.3	1,308	2,172	6,721	6,721	(1,730)	4,991	0.02
Share option charges	—	—	5,194	5,217	10,411	10,411	(3,060)	7,351	0.04
Integration and restructuring	—	—	—	547	547	547	1,266	1,813	0.01
Other operating income	—	—	—	(214)	(214)	(214)	52	(162)	—
Litigation settlement	—	—	—	7,500	7,500	7,500	(1,838)	5,662	0.03
Gain on disposal of development operations	—	—	—	—	(127,178)	(127,178)	56,262	(70,916)	(0.35)
Option premium for option on tender offer	—	—	—	—	—	2,098	(514)	1,584	0.01
Unwinding of discount on non-underlying items	—	—	—	—	—	716	(175)	541	—
Deferred tax effect of change in UK tax rate	—	—	—	—	—	—	534	534	—
Recognition of tax losses brought forward	—	—	—	—	—	—	(8,732)	(8,732)	(0.04)
Movement on uncertain tax positions	—	—	—	—	—	—	2,939	2,939	0.01

Underlying	124,449	49.9	(66,739)	(42,416)	15,294	14,059	(3,800)	10,259	0.05

Q4 2011	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating (loss) profit $’000	Loss b/f tax $’000	Taxation $’000	Net profit (loss) $’000	Diluted EPS $
IFRS	106,590	43.7	(77,078)	(80,085)	(50,573)	(52,172)	71,521	19,349	0.10
Amortisation of intangibles	3,084	1.2	1,760	2,030	6,874	6,874	(2,118)	4,756	0.02
Fair value adjustment to inventory	14,840	6.1	—	—	14,840	14,840	(10,990)	3,850	0.02
Share option charges	—	—	2,576	2,241	4,817	4,817	418	5,235	0.03
Acquisition or disposal fees	—	—	—	—	—	—	609	609	—
Integration and restructuring	—	—	—	26,266	26,266	26,266	(6,579)	19,687	0.10
Derecognition of contingent consideration	—	—	—	(1,620)	(1,620)	(1,620)	—	(1,620)	(0.01)
Unwinding of discounts on litigation settlements	—	—	—	—	—	595	(154)	441	—
Recognition of tax losses brought forward	—	—	—	—	—	—	(57,253)	(57,253)	(0.28)

Underlying	124,514	51.0	(72,742)	(51,168)	604	(400)	(4,546)	(4,946)	(0.02)

Q3 2012	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating (loss) profit $’000	(Loss) profit b/f tax $’000	Taxation $’000	Net (loss) profit $’000	Diluted EPS $
IFRS	140,614	49.7	(71,606)	(70,890)	(1,882)	(2,120)	(2,335)	(4,455)	(0.02)
Amortisation of intangibles	1,951	0.7	671	2,032	4,654	4,654	(1,378)	3,276	0.02
Share option charges	—	—	4,024	2,283	6,307	6,307	1,380	7,687	0.04
Acquisition or disposal fees	—	—	—	5,402	5,402	5,402	103	5,505	0.02
Integration and restructuring	—	—	—	9,698	9,698	9,698	(1,956)	7,742	0.04
Litigation settlement	—	—	—	8,000	8,000	8,000	(1,960)	6,040	0.03
Deferred tax effect of change in UK tax rate	—	—	—	—	—	—	(24)	(24)	—
Unwinding of discount on litigation settlements	—	—	—	—	—	507	(125)	382	—

Underlying	142,565	50.4	(66,911)	(43,475)	32,179	32,448	(6,295)	26,153	0.13

2012	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating profit $’000	Profit b/f tax $’000	Taxation $’000	Net profit $’000	Diluted EPS $
IFRS	509,077	49.6	(290,346)	(237,996)	107,913	101,982	(50,749)	51,233	0.25
Amortisation of intangibles	11,342	1.2	3,124	8,266	22,732	22,732	(6,184)	16,548	0.08
Share option charges	—	—	14,894	12,859	27,753	27,753	(4,387)	23,366	0.11
Integration and restructuring	—	—	—	27,523	27,523	27,523	(3,523)	24,000	0.12
Litigation settlements	—	—	—	15,500	15,500	15,500	(3,798)	11,702	0.06
Gain on disposal of development operations	—	—	—	—	(127,178)	(127,178)	56,262	(70,916)	(0.35)
Other operating income	—	—	—	(214)	(214)	(214)	52	(162)	—
Option premium for option on tender offer	—	—	—	—	—	2,098	(514)	1,584	0.01
Unwinding of discount on non-underlying items	—	—	—	—	—	2,330	(571)	1,759	0.01
Deferred tax effect of change in UK tax rate	—	—	—	—	—	—	2,050	2,050	0.01
Recognition of tax losses brought forward	—	—	—	—	—	—	(8,732)	(8,732)	(0.04)
Movement on uncertain tax positions	—	—	—	—	—	—	2,939	2,939	0.01

Underlying	520,419	50.8	(272,328)	(174,062)	74,029	72,526	(17,155)	55,371	0.27

2011	Gross Profit $’000	Gross Margin %	R & D Expense $’000	SG & A Expense $’000	Operating (loss) profit $’000	(Loss) profit b/f tax $’000	Taxation $’000	Net Profit $’000	Diluted EPS $
IFRS	384,735	45.5	(241,763)	(191,337)	(48,365)	(51,464)	85,330	33,866	0.19
Amortisation of intangibles	8,224	1.0	5,525	4,932	18,681	18,681	(5,592)	13,089	0.07
Fair value adjustment to inventory	28,187	3.3	—	—	28,187	28,187	(10,990)	17,197	0.10
Share option charges	—	—	7,665	6,465	14,130	14,130	242	14,372	0.08
Acquisition fees	—	—	—	13,004	13,004	13,004	—	13,004	0.07
Integration and restructuring	—	—	—	33,721	33,721	33,721	(8,554)	25,167	0.14
Litigation settlement	—	—	—	(14,532)	(14,532)	(14,532)	5,813	(8,719)	(0.05)
Patent settlement	—	—	—	6,000	6,000	6,000	(1,590)	4,410	0.02
Derecognition of contingent consideration	—	—	—	(1,620)	(1,620)	(1,620)	—	(1,620)	(0.01)
Unwinding of discount on litigation settlements	—	—	—	—	—	2,525	(669)	1,856	0.01
Recognition of tax losses brought forward	—	—	—	—	—	—	(76,152)	(76,152)	(0.42)
Loss on close period share buyback	—	—	—	—	—	338	—	338	—

Underlying	421,146	49.8	(228,573)	(143,367)	49,206	48,970	(12,162)	36,808	0.20

The enclosed announcement of the Company’s unaudited results for the fourth quarter and audited results for the 52 weeks ended 28 December 2012 was released today. On page 9, the following statement has been corrected:

“On 4 October 2012, 311 people were transferred to Samsung as result of the Samsung transaction”.

This revises the effective date from 4 October 2011 (which was stated in the release) to the correct date of 4 October 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: February 21, 2013	By:	/s/ Brett Gladden
Brett Gladden Company Secretary